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                                                             November 15, 2004


Mr. John Ganley
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20519

Re:  MuniYield Florida Insured Fund ("AMPS")
     Form N-2 Registration Statement No. 333-119684
     Investment Company Act File No. 811-07156


Dear John Ganley:

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we as underwriter, wish to advise you that the amended Registration Statement, Form N-2 as filed on November 15, 2004, and Preliminary Prospectus dated November 15, 2004, will be electronically distributed during the period November 15, 2004 through pricing as follows: approximately 350 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, as the underwriter of the offering of up to 480 shares of Auction Market Preferred Shares, Series B, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m. on November 17, 2004, or as soon as possible thereafter.

                                      Very truly yours,


                                      MERRILL LYNCH & CO.
                                      MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                  INCORPORATED


                                      As Underwriter


                                      /s/ Michele Allong
                                      -------------------------------------
                                      Name: Michele Allong
                                      Authorized Signatory